FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 13, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

November 3, 2006

Item 3	News Release

The news release (the “News Release”) was issued on November 3, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release preliminary metallurgical test results from the Company’s wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Eleven composite drill hole samples of approximately 10 kilograms each from the main Twangiza deposit were submitted to SGS Lakefield in South Africa for initial diagnostic leaching testwork to establish the gold-mineral association within oxide, transitional and fresh rock materials. The diagnostic testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments (cyanidation, hydrochloric and nitric acid) and extraction of the associated gold by cyanidation/CIL.

Results for the four oxide samples gave recoverable gold by CIL (carbon-in-leach) processing of between 88.92% and 95.63%. For the four transitional material samples, expected recoverable gold by carbon-in-leach processing varied between 27.33% and 90.01%. The three fresh rock samples gave expected recoverable gold by carbon-in-leach processing of between 42.19% and 61.96%.

Commenting on these initial metallurgical testwork results from Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “These preliminary results demonstrate the high metallurgical recoveries of the oxide material at Twangiza. For the transitional material, further submission of samples for mineralogical and leaching testwork will be undertaken to investigate the wide variation in the metallurgical recoveries, to better define the leach characteristics of this material type and to optimise metallurgical recoveries. The fresh rock material is refractory in nature and additional mineralogical and metallurgical testwork will be undertaken to investigate a number of processing methods to optimise metallurgical recoveries.”

Samples were sent to SGS Lakefield’s laboratory in Johannesburg, South Africa. Preparation involved the air-drying of the “as received” material. The individual samples were then crushed to 100% passing -1.7mm before being milled to 80% passing -75µm. The milled material was blended and split into representative sub-samples for the testwork. The testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL.

To quantify the gold that can be extracted via direct cyanidation, samples were cyanided. To quantify the gold that is preg-robbed, but is recoverable via CIL processing, a second sample was cyanided in the presence of activated carbon. To quantify the gold that can be extracted via a mild oxidative pre-leach, the CIL residue is first subjected to hot HCl pre-treatment, followed by CIL dissolution of the acid treated residue. To quantify the gold associated with sulphide minerals, the CIL residue is first subjected to a severe oxidative pre-treatment using hot HNO3 followed by CIL dissolution of the acid-treated residue. To quantify the gold associated with carbonaceous material, the subsequent residue sample is subjected to complete oxidation via roasting, followed by CIL dissolution of the calcined product. The duration of the leaching was 24 hours.

SGS Lakefield is an internationally recognized metallurgical testing laboratory, independent of Banro and working to recognized quality assurance and quality control standards.

Additional information with respect to the Twangiza property is contained in the following technical reports of Michael B. Skead (who is the Company’s Vice President of Exploration and a “qualified person” as such term is defined in National Instrument 43-101): (a) a technical report dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” and (b) a technical report dated November 10, 2006 and entitled “Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. Copies of these reports can be obtained from SEDAR at www.sedar.com. Exploration at Twangiza is being conducted under the supervision of Mr. Skead (Aus.I.M.M).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) - (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the initial metallurgical test results for Twangiza (the “Metallurgical Results”), potential mineralization and resources, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the preliminary nature of the Metallurgical Results, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

November 13, 2006